Dolphin Digital Media, Inc.
                                 82 Avenue Road
                        Toronto, Ontario, Canada M5R 2H2
                                 (416) 929-5798

                               September 29, 2008

                                    "CORRES"
VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

         Re:      Dolphin Digital Media, Inc.
                  Registration Statement on Form S-1
                  File No. 333-149143

Ladies and Gentlemen:

         Pursuant to the provisions of Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the above captioned Registration Statement become effective at 4:00 p.m., E.D.T. on Tuesday, September 30, 2008, or as soon thereafter as practicable.

         The undersigned acknowledges to the Staff its awareness of its responsibilities under the Securities Exchange Act of 1934, as amended. Furthermore, the Company acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.


                                                Very truly yours,

                                                Dolphin Digital Media, Inc.


                                                By: /s/ Enzo Taddei
                                                    ----------------------------
                                                    Enzo Taddei
                                                    Chief Financial Officer